January 14, 2005

Mail Stop 0409

VIA U.S. MAIL AND FAX 303-789-9360

Mr. Blair Merriam
Chairman & Chief Executive Officer
Federal Security Protection Services, Inc.
4255 South Bannock St.
Englewood, CO 80110

RE:	Federal Security Protection Services, Inc.
	Form 8-K/A filed January 13, 2005
            File No. 0-28335

Dear Mr. Merriam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion or modification. Amend the Form to disclose uncertainty regarding the ability to continue as a going concern in the accountant`s report.

The amendment requested should be filed as promptly as possible and should be reviewed by the former accountants. The letter required by
Exhibit 16 should cover any revised disclosures. Please note that your former accountant should make it clear within the Exhibit 16 letter that it is in reference to your amended Form 8-K.

Any questions regarding the above should be directed to me at
(202)
824-5336, or in my absence, to Robert Benton at (202) 942-1811.

						Sincerely,



						Rachel Zablow
						Staff Accountant


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Federal Security Protection Services, Inc.
January 14, 2005



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